EXHIBIT 99.3
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[GRAPHIC OMITTED - LOGO]                               [GRAPHIC OMITTED - LOGO]
HUSKY ENERGY                                                      COMPUTERSHARE
                                               9th Floor, 100 University Avenue
                                                       Toronto, Ontario M5J 2Y1
                                                          www.computershare.com


                                               SECURITY CLASS

                                               HOLDER ACCOUNT NUMBER



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FORM OF PROXY - SPECIAL MEETING TO BE HELD ON JUNE 27, 2007
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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY
1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXY HOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.


                PROXIES SUBMITTED MUST BE RECEIVED BY 10:30 AM,
                   MOUNTAIN DAYLIGHT TIME, ON JUNE 25, 2007.

APPOINTMENT OF PROXYHOLDER
THE UNDERSIGNED, BEING THE HOLDER OF COMMON SHARES
OF HUSKY ENERGY INC.  (THE  "CORPORATION")  HEREBY                                                ------------------
NOMINATES,  CONSTITUTES AND APPOINTS  CANNING K.N.          ENTER THE NAME OF THE PERSON YOU ARE
FOK OF HONG KONG, A CO-CHAIRMAN  AND A DIRECTOR OF    OR    APPOINTING IF THIS PERSON IS SOMEONE
THE CORPORATION,  OR FAILING HIM, JOHN C.S. LAU OF          OTHER THAN THE FOREGOING.             ------------------
CALGARY,  ALBERTA,  PRESIDENT  &  CHIEF  EXECUTIVE
OFFICER AND A DIRECTOR OF THE CORPORATION

as the lawful attorney and proxy of the undersigned,  with full power of substitution,  to attend and vote on behalf of the  undersigned at the Special  Meeting of the  shareholders  of the Corporation to be held at 10:30 AM (Calgary time) on the 27th day of June, 2007 and at any  adjournment(s)  thereof,  and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

RESOLUTION

The  approval  of an  amendment  to  the  Corporation's
articles  to  divide  the   Corporation's   issued  and            FOR  AGAINST
outstanding common shares on a two-for-one basis as set            [ ]    [ ]
forth in the Management  Information Circular dated May
30, 2007 accompanying this form of proxy.

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Upon any other  business  which may  properly  come  before the  meeting or any adjournment(s) thereof, in such manner as the said proxy holder sees fit.

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AUTHORIZED SIGNATURES - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO
BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

SIGNATURE 1 - PLEASE KEEP SIGNATURE   SIGNATURE 2 - PLEASE KEEP SIGNATURE     DATE (MM/DD/YYYY)
WITHIN THE BOX                        WITHIN THE BOX

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